Exhibit (a)(3)

Westin Hotels Limited Partnership Reports Certain Preliminary Financial Information
for the Second Quarter and Full Year 2003

     White Plains, NY, July 25, 2003 – Westin Hotels Limited Partnership (“WHLP”) today reported the following preliminary limited financial information for the Westin Michigan Avenue Hotel for the three and six months ended June 30, 2003:

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Total operating revenues (in thousands)	$12,546	$11,971	$20,738	$18,503
Revenue per available room	$130.74	$123.83	$106.83	$94.48
Average daily rate	$157.81	$160.10	$145.45	$148.95
Occupancy	82.8%	77.3%	73.5%	63.4%

     This financial information is being released on a preliminary basis in order to provide WHLP’s limited partners with additional information with which to evaluate the unsolicited tender offer from Windy City Investments, LLC, Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon to purchase up to 20,340 limited partnership units of WHLP.

     The Board of Directors of Westin Realty Corp. (the “General Partner”), the general partner of WHLP, evaluated the terms of the offer and determined that it is making no recommendation as to whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer. More detailed information regarding the General Partner’s position with respect to the tender offer is contained in WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2003 and is available on the SEC’s website at www.sec.gov.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

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